Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 5 - 2009

MARCH 9, 2009
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES 2008 FINANCIAL RESULTS
CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE Alternext: AZK) plans to announce its 2008 financial results for the year ended December 31, 2008 before market open on Wednesday, March 11, 2009.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Wednesday, March 11, 2009 at 11:00 a.m. Pacific Daylight Time (2:00 p.m. Eastern Daylight Time) to review the results.  You may access the call by calling the operator at 416-644-3425 or toll free access at 1-800-731-5319 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com or enter the following URL into your web browser: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2577520.

Those who wish to listen to a recording of the conference call at a later time may do so by calling
416-640-1917 or 1-877-289-8525 (Passcode: 21300444 #).  A replay of the call will be available until Wednesday, March 18, 2009.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly AMEX) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

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AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717